EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-103163, 333-122559, 333-132888, 333-157416, 333-164640, 333-171824 and 333-179249 on Form S-8, and Registration Statement No. 333-167435 on Form S-3 of our reports dated August 17, 2012, relating to the consolidated financial statements and financial statement schedule of Maxim integrated Products, Inc. and its subsidiaries (collectively the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended June 30, 2012.

DELOITTE & TOUCHE LLP

San Jose, California

August 17, 2012